INVEST IN **BIG WHEELBARROW**

Supply chain software for grocers to buy from local farms

PITCH VIDEO INVESTOR PANEL


BIG
BIG

bigwheelbarrow.com Austin Texas

Technology Food Software Agriculture Saas

LEAD INVESTOR



David Simmons David Simmons, CFA, CAIA

If you look across your portfolio of successful companies, there are several themes that probably emerge around these investments. Whenever a newcomer is able to take an old business, using antiquated methods and apply 21st century technology, this is a winning investment strategy. I can't imagine a more legacy business than farming and I'm sure the processes are fairly embedded in routine rather than optimization. Big Wheelbarrow is in a prime position to gain market share and be in a good position for future expansion in terms of horizontal and vertical integration. They are also checking the societal and environmental boxes around reducing carbon emissions, by promoting local produce, and helping small farms over large companies. I'm excited to endorse and benefit from this investment! I hope you join us in this adventure.

Invested $10,000 this round

Learn about Lead Investors

Highlights

1. $500k winner of 2021 43North Competition
2. $6.7 million in local food transactions conducted to date
3. Well-known store brands are customers
4. Strong pipeline for 2022
5. Already producing revenue
6. We automate manual processes in a Post-it Note, text message and fax-based industry
7. Cloud-native, accessible on all devices
8. TechStars alum

Our Team

Our Team



Sam Eder CEO

Helped change Austin's zoning to make urban farming legal. Extensive experience in tech and local food systems.

We launched Big Wheelbarrow to tackle a big problem: Why is it so hard for small farms to get into local grocery stores? Turns out that many grocery stores would work with more local farms if the overhead of buying wasn't so high. We built our enterprise-level platform to solve the local buying needs of grocers whether they have 6 or 600 stores.



Ben MCCONNELL CMO

Author of two books on marketing, former managing director at PriceWaterhouseCoopers, farmer-owner of 150-acre sustainable produce farm.



Evan Alter CTO

A veteran of Austin's startup scene, over 20 years of coding experience, and supper club founder.



Christina Wing COO

Program management for Apple, Dell, and Emmerson Systems. Slightly obsessed home food gardener.

Pitch

THE PROBLEM: SOURCING LOCAL AT SCALE

COVID-19 HAS REVEALED WEAK LINKS IN LARGE FOOD SUPPLY CHAINS BUT FOR BUYERS, OVERHEAD CONTINUES TO MAKE IT TOO DIFFICULT TO SOURCE HYPERLOCAL PRODUCTS.



THE SOLUTION: SHORTEN THE SUPPLY CHAIN

WE ENABLE DIRECT STORE DELIVERY FOR PRODUCERS, WHOLESALERS, AND RETAILERS BY AUTOMATING MANUAL BUSINESS PROCESSES IN THE SOURCE-TO-STORE CYCLE.





OUR ROLE IN THE VALUE CHAIN

OUR TECHNOLOGY AUTOMATES MANUAL PROCUREMENT FOR GROCERY AND DISTRIBUTORS. MARGINS ARE MAINTAINED OR IMPROVED. EVERYONE RECEIVES UP-LEVELED DATA.



COMPANY INFRASTRUCTURE
HUMAN RESOURCE MANAGEMENT
TECHNOLOGY
PROCUREMENT
BIG
INBOUND LOGISTICS
PRODUCTION
OUTBOUND LOGISTICS
MARKETING AND SALES
SERVICE
MARGIN
MARGIN



WHAT WE DO
OUR PLATFORM BRIDGES SUPPLY CHAINS TO CREATE A WHOLISTIC VIEW OF AVAILABILITY
Traditional Supply Chain
For corporate / distribution centers:
• We expand the supplier pool
• Save on freight and labor
• Create real-time visibility of what stores are buying
BIG
Hyperlocal Supply Chain
For stores/restaurants:
• We expand access to approved suppliers and products
• Faster, more nimble ordering
• Reduced shrink thanks to fresher product

THE BIG WHEELBARROW ADVANTAGE

MAKING HYPERLOCAL FOOD SOURCING COST-EFFECTIVE. OUR THREE DIFFERENTIATORS:



FIRST MILE
LAST MILE
PROPRIETARY TRANSLATION LAYER
GROWERSHUB
$3,815,161.62
$3,815,161.62
API
ERP
INVENTORY MANAGEMENT
CUSTOM APPS

DIFFERENTIATOR ONE: Easy data capture and integration from producers

DIFFERENTIATOR TWO: Our simple interface showcases robust capability, including price and quality transparency, order aggregation and fulfillment. No other platform does this.

DIFFERENTIATOR THREE: Our open architecture connects to legacy systems

OUR FINANCIAL MODEL

OUR MODEL PLUGS INTO THE FOOD INDUSTRY STANDARDS OF FEES AND PERCENTAGES. WE ARE ALSO BUILDING A SUBSCRIPTION MODEL.

TRANSACTIONAL

- Our fees built into the cost of goods

SUBSCRIPTION

- License and small fee for transactions

- 5% added to products on average

- License based on producers and users
- 1.5% added to products on average

KEY PERFORMANCE INDICATORS

SHOWING TRACTION IN ALL KEY AREAS FOR DSD

Average Monthly Revenue per Store: $150
We capture 5% of the total DSD sales, this number is trending up this year.

Weekly GMV: $305,000
Currently, DSD suppliers in BW have almost half a million dollars in inventory listed week to week.

Average Weekly Sell-Through Rate: 9%
Week to Week store buyers are purchasing a decent chunk of a suppliers inventory but there is room to improve here.

Adoption Rate: 82% of eligible stores.
We have worked to improve our workflows for onboarding stores and it has paid off.



2020 vs. 2021 actuals
60000
45000
30000
15000
0
(Projected)
$51,302.76
(Projected)
$39,699.64
$26,671.31
$21,663.33
$13,631.73
$7,149.45
$3,131.10
$8,822.14
June
July
Aug
Sept

Projections cannot be guaranteed.

CASE STUDY OF RESULTS

137-STORE GROCERY STORE CHAIN AFTER $5 MILLION IN TRANSACTIONS ON BIG WHEELBARROW:

COSTS



75% TIME SAVINGS FOR SOURCING

ENGAGEMENT



3 AVERAGE ORDERS PER WEEK, PER STORE

FRESHNESS



90% REDUCTION IN FOOD MILES DRIVEN

PIPELINE, PAST, PRESENT AND FUTURE

$250K IN ARR IN 2021 AND $5M BY 2023 VIA NEW LOGOS AND ACCOUNT EXPANSION.



$5,000,000
$3,750,000
$2,500,000
$1,250,000
$0
Food Retail
Foodservice
2,700 users, than 1% of B2B food buyers
Hire Sales and BD Staff
76 users
183 users
2019
2020
2021
2022
2023
Won Price Chopper warehouse pilot for local produce
Won all Price Chopper warehouse local produce + DSD pilot
Won Price Chopper Expansion
Won World Class Flowers regional pilot
Currently talking to potential retailers that represent over 28,000 potential users

$250,000 of this round is allocated to investors on Wefunder. Forward-looking projections cannot be guaranteed.

NEW SOLUTION, NEW POTENTIAL

NEW SOLUTION, NEW POTENTIAL

OUR HYPERLOCAL DIRECT-STORE-DELIVERY (DSD) SOLUTION HAS THE HIGHEST GROWTH POTENTIAL, ESPECIALLY WITH EXPANDED CATEGORY OFFERINGS.

SOM- PRODUCE DSD	SAM- FRESH DSD	TAM- ALL LOCAL DSD
12,000 STORES	28,000 STORES	38,000 STORES
$105 Million	**$334 Million**	**$26 Billion**


OUR BEACHHEAD

THE TEAM

AN EXPERIENCED AND DEDICATED TEAM BACKED BY KEY STRATEGIC PARTNERS.



SAM EDER
CO-FOUNDER/CEO

15 years business development experience. Apple, PWC. Wholesale buyer.



BEN MCCONNELL
CO-FOUNDER/CMO

20 years marketing experience. Dallas morning news, PWC. Organic Farmer.



EVAN ALTER
CO-FOUNDER/CTO

15 years development experience. SKYLIST, Pingboard. Supper Club Founder.



CHRISTINA WING
CO-FOUNDER/COO

18 years operations experience. Apple, Dell. Food system advocate.

techstars FARM TO FORK ACCELERATOR

Cargill ECOLAB FT Gordon FOOD SERVICE 1871 relish WORKS ATI AUSTIN TECHNOLOGY INCUBATOR amazon

COMPETITION

OUR PRODUCT-CENTRIC VIEW OF SUPPLY IS A SCALABLE APPROACH TO HYPERLOCAL SOURCING MANAGEMENT THAT COMPLEMENTS EXISTING ERP SYSTEMS


HYPERLOCAL
TRADITIONAL
SCALABILITY
Ability to handle network sizes
INTEROPERABILITY
Automation and flexibility to work within existing customer workflows and systems
FARMERS WEB
BlueCart
NATIVE
forager
Aggrigator
Traditional brokers
Foodshed.io
Legacy ERPs
BIG

A. Our architecture and business model provide the greatest opportunity vs. competitors.

B. Our open design allows for significant partnership opportunities with other market players such as farm sales management companies.

BIG

CREATING AND INTEGRATING HYPERLOCAL FOOD SUPPLY CHAINS